Aspen Group First Quarter 2005 results

Calgary, Alberta May 17, 2005-- Aspen Group Resources Corporation (TSX: ASR) (Aspen), today reported its financial results for the quarter ended March 31, 2005.

Due to the sale of virtually all of its US oil and gas producing assets in October of 2004, for comparative purposes Aspen reports its financial results on a continuing operations basis. Aspen reports its results in US dollars.

For the quarter ended March 31, 2005, Aspen reported a net loss from continuing operations of $951 thousand or $0.01 per share versus a net loss from continuing operations of $560 thousand or $0.01 per share in 2004. Net loss (including discontinued operations) was $951 thousand or $0.01 per share in 2005 versus $231thousand or $0.00 per share in 2004.

Aspen generated gross revenues of $724 thousand in the quarter compared to $852 thousand for the same period in 2004. The decline in revenue was due to reduced production from its Western Canadian properties. Net production in the period averaged 275 boe/d (barrel of oil equivalent/day, 6:1 conversion) as compared to 324 boe/d in the same period in 2004. The year-over-year decrease in production is primarily due to the sale of a portion of the production interest in the Company’s Sturgeon Lake property in 2004 and natural production declines at the Namaka property. Aspen is participating in an in-fill drilling program during the summer at Namaka and Brooks, Alberta, which is expected to increase production from the properties. In addition, as previously announced, the Company anticipates commencing drilling operations in the Daly Field in Manitoba in June of this year, which is expected to increase current production levels.

In the first quarter of 2005, general and administrative expenses increased to $592 thousand, from $435 thousand in the same period in 2004. The increase was primarily due to additional costs associated with the Company’s on-going litigation.   Oil and gas production expense increased from $150 thousand in 2004 to $220 thousand in the first quarter of 2005. The increase is attributable to several items including a one-time Alberta Freehold Production Tax charge, increased gathering and processing fees, repair and maintenance expenses.

Cash flow from operations (before changes in working capital) declined from $936 thousand or $0.02 per share in the first quarter of 2004 compared to a use of cash of $232 thousand or ($0.00) per share for the first quarter of 2005. The decline in cash flow is attributable to the aforementioned increased costs and lower production levels.

As at March 31, 2005, Aspen reported working capital of $3.1 million and cash totalling $3.9 million.

During the quarter, the Company drilled its first exploration well in North Dakota, the Froelich 1-27. The well was drilled to a depth 9,779 feet and extensively tested. No commercial quantities of hydrocarbons were discovered. Aspen is currently reviewing the well data in conjunction with selecting the next well location. Initiation of the next well is subject to rig availability.

The Company also announced during the quarter that it had initiated the fracture stimulation and testing of five intervals in the 7-33-2-22W2M well, in southern Saskatchewan. The well was fractured and testing conducted during March and April. The well was shut-in during the spring thaw and will be re-evaluted when the area is more accessible in June.

Comparative summary results for the three-month period ended March 31, 2005 are shown in US Dollars in the following tables:

Consolidated Summary Balance Sheet as at

(In US Dollars)

	Mar. 31, 2005	Dec. 31, 2004
	(unaudited)	(audited)
Assets
Cash and Current assets	$6,425,246	$7,878,635
Proved oil and gas properties (net of depletion)	6,293,134	5,085,989
		-
Property, equipment and other assets (net of depreciation)	751,759	812,444
Total Assets	$13,470,139	$13,777,068

Liabilities and Stockholders’ Equity
Accounts payable, net liabilities from discontinued operations, notes payable	$3,226,709	$3,182,273
Current maturities of long-term debt	106,241	858,116
Total Current Liabilities	3,332,950	4,040,353

Long-term debt, net of current maturities	190,031	215,868
Provision for Site Restoration	570,450	563,236

Stockholders’ Equity	9,376,708	8,957,611
Total Liabilities and Stockholders’ Equity	$13,470,139	$13,777,068

Consolidated Summary Statements of Operations

(In US Dollars)

For the period ended

	Mar. 31, 2005	Mar. 31, 2004
	(unaudited)	(unaudited)
Continuing Operations
Revenue	$723,919	$851,916
Expenses	1,659,842	1,307,285
Loss from Continuing Operations	(935,923)	(455,369)
Other income (expense)	(14,822)	(104,779)
Net loss from continuing operations	(950,745)	(560,148)
Discontinued Operations
Revenue from divested assets	-	1,640,639
Expenses from divested assets	-	(1,311,650)
Net Loss	(950,745)	(231,159)

Loss per share from Continuing Operations	$(0.01)	$(0.00)
Net loss per share	$(0.01)	$(0.00)
Weighted average number of shares	73,250,567	52,023,827
Total shares outstanding	75,698,307	52,848,870

For complete financial statements, please refer to the Company’s filings with SEDAR at www.sedar.com

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on the Toronto Stock Exchange under the symbol "ASR".

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor or Ali Mahdavi

877-775-8734

info@aspengroupresources.com

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. These statements are based on managements’ current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements may include, but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Joint Venture’s projects and other statements which are not historical facts. When used in this document, and in other published information of Westchester and Aspen, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are indicative of a forward-looking statement. Although Westchester and Aspen believe that their expectations reflected in the forward-looking statements are reasonable, the potential results suggested by such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Certain factors that can affect Westchester’s and Aspen’s ability to achieve projected results are described in Aspen’s Annual Report and Form 20-F, and other reports filed by both companies with the applicable Canadian securities regulatory authorities and by Aspen with the US Securities and Exchange Commission. Factors that can affect the ability of Aspen and Westchester to achieve projected results include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, the ability of Aspen and Westchester to implement its business strategy, the potential that projects will experience technical and mechanical problems, geological conditions in the reservoir which may negatively impact levels of oil and gas production and changes in product prices and other risks not anticipated by the Joint Venture or disclosed in published material of Westchester or Aspen.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.